Computershare Trust Company of Canada
510 Burrard Street, 3rd floor Vancouver, BC V6C
3B9 Tel: 604.661.9400 Fax: 604.661.9401
June 19, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: RUBICON MINERALS CORPORATION-AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1  Meeting Type : Annual General and Special Meeting
2  CUSIP/Class of Security entitled to receive notification : 780911103/CA7809111031/COMMON
3  CUSIP/Class of Security entitled to vote : 780911103/CA7809111031/COMMON
4  Record Date for Notice : 04 Jul 2006
5  Record date for Voting : 04 Jul 2006
6  Beneficial Ownership determination date : 04 Jul 2006
7  Meeting Date : 08 Aug 2006
8  Meeting Location : Metropolitan Hotel, Vancouver, BC

Yours Truly

Meeting Specialist
Computershare InvestorServices Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C3B9
Tel:604.661.9400 Ext 4083
Fax:604.661.9401